November 4, 2019

VIA EDGAR

Mr. Charles Eastman

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Genesis Healthcare, Inc.

Form 8-K

Filed August 8, 2019

File No. 1-33459

Dear Mr. Eastman:

This letter is provided by Genesis Healthcare, Inc. (the “Company”) in response to and based on our conversations with the staff of the Securities and Exchange Commission (the “Staff”) on September 11, 2019, with respect to the Company’s current report on Form 8-K filed on August 8, 2019 and specifically the Company’s presentation of Adjusted EBITDAR:

COMPANY RESPONSE:

Adjusted EBITDAR is a commonly used measure to estimate the enterprise value of businesses in healthcare and other industries.  The Company uses Adjusted EBITDAR as one measure in determining the value of its businesses and the value of prospective acquisitions or divestitures.  In addition, financial covenants in the Company’s lease agreements use Adjusted EBITDAR as a key variable to measure compliance.

As discussed with the Staff, in future filings, the Company will more clearly identify Adjusted EBITDAR as a valuation measure and the Company will present Adjusted EBITDAR for the current year periods only.  Accordingly, the Company will no longer disclose Adjusted EBITDAR for the comparable periods in the prior year.

The following tables are from the Company’s Exhibit 99.1 filed on August 8, 2019 that have been amended to reflect how the Company proposes to disclose Adjusted EBITDAR in future filings.

Memorandum

GENESIS HEALTHCARE, INC.

KEY PERFORMANCE AND VALUATION MEASURES

(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Financial Results (in thousands)

Financial Performance Measures:
Net revenues (GAAP)	$1,145,052	$1,272,360	$2,306,692	$2,573,432
Net loss attributable to Genesis Healthcare, Inc. (GAAP)	(4,819)	(39,612)	(20,082)	(108,150)
EBITDA (Non-GAAP)	72,098	117,707	136,778	175,921
Adjusted EBITDA (Non-GAAP)	61,433	131,215	115,869	248,761

Valuation Measure:
Adjusted EBITDAR (Non-GAAP)	$156,019		$304,516

GENESIS HEALTHCARE, INC.

RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO GENESIS HEALTHCARE, INC. TO NON-GAAP FINANCIAL INFORMATION

(UNAUDITED)

(IN THOUSANDS)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Net loss attributable to Genesis Healthcare, Inc.	$(4,819)	$(39,612)	$(20,082)	$(108,150)
Adjustments to compute EBITDA:
Net loss attributable to noncontrolling interests	(4,164)	(23,245)	(13,983)	(63,380)
Depreciation and amortization expense	28,268	63,495	66,463	114,998
Interest expense	52,975	117,955	104,491	232,992
Income tax benefit	(162)	(886)	(111)	(539)
EBITDA	$72,098	$117,707	136,778	175,921
Adjustments to compute Adjusted EBITDA:
(Gain) loss on early extinguishment of debt	(24)	(501)	(24)	9,785
Other income	(23,413)	(22,220)	(40,330)	(22,152)
Transaction costs	8,823	3,112	10,084	15,207
Long-lived asset impairments	900	27,257	900	55,617
Goodwill and identifiable intangible asset impairments	—	1,132	—	1,132
Severance and restructuring	673	3,493	2,119	6,333
Loss (income) of newly acquired, constructed, or divested businesses	865	(925)	2,744	2,175
Stock-based compensation	1,748	2,129	3,835	4,556
Regulatory defense and related costs	—	31	—	140
Other non-recurring costs	(237)	—	(237)	47
Adjusted EBITDA	$61,433	$131,215	$115,869	$248,761
Lease expense	94,586	32,111	188,647	65,182
Adjusted EBITDAR	$156,019		$304,516

Total cash lease payments made pursuant to operating leases, finance leases and financing obligations	$105,888	$106,675	$213,516	$217,678

Memorandum

If you have any additional questions or require any additional information with respect to this letter, please do not hesitate to contact me.

Very truly yours,

/s/ Thomas DiVittorio

Thomas DiVittorio

Chief Financial Officer

Genesis Healthcare, Inc.

cc:    Stephen Young, SVP, Chief Accounting Officer & Treasurer

        Michael S. Sherman, SVP, General Counsel, Secretary & Assistant Treasurer

        Brian V. Breheny, Skadden, Arps, Meagher & Flom, LLP., SEC Counsel